Exhibit 23.6

KPMG LLP Chartered Accountants Yonge Corporate Centre 4100 Yonge St. Suite 200 North York, ON M2P 2H3	Telephone Fax Internet	(416) 228-7000 (416) 228-7123 www.kpmg.ca

Consent of Independent Auditor

We consent to the use of our report dated March 31, 2011, with respect to the consolidated financial statements of Adenyo Inc., (the “Company”), which comprise the consolidated statement of financial position as at December 31, 2010 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, included in the Registration Statement on Form S-4 of Voltari Corporation (previously Motricity, Inc.). We also consent to the reference to us under the heading “Experts” in such Registration Statement.

Our report dated March 31, 2011 contains an emphasis of matter paragraph that describes that the Company had entered into a definitive agreement to be sold, but where if that transaction were not to close, the Company would require additional financing during 2011 to fund operations. These conditions, along with other matters as set forth in note 1, indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

Our report also refers to the Company’s adoption of changes to its revenue recognition policies for content delivery transactions effective January 1, 2010 with retrospective restatement of prior periods. Effective January 1, 2010, the Company also adopted new accounting standards for business combinations and acquisition of non-controlling interests.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

February 8, 2013

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